May 5, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Mr. Kevin J. Kuhar

            Mr. Gary Newberry

            Mr. Martin James

Re: Waters Corporation

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 26, 2016

File No. 1 – 14010

Gentlemen:

Waters Corporation (“Waters” or the “Company”), respectfully submits this letter in response to the comments contained in your letter dated April 22, 2016 relating to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”, or the “Staff”) for the fiscal year ended December 31, 2015.

We have, for your convenience, reproduced the Staff’s comments, followed by the Company’s responses, below.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7A: Quantitative and Qualitative Disclosures About Market Risk, page 40

1. Question	We note that more than 97 percent of your cash, cash equivalents and investments at December 31, 2015 were held by foreign subsidiaries in the various currencies you identify here. It appears that for most of your foreign subsidiaries the functional currency is the local currency and that your reporting currency is the US dollar. As we note that the hypothetical adverse change discussed here only appears to relate to forward contracts, please tell us how you considered the risk related to these foreign currency

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May 5, 2016

cash, cash equivalents and investment holdings in preparing the sensitivity analysis pursuant to Item 305(a)(1)(ii) of Regulation S-K. Also refer to Instruction 3E to Item 305(a)(1)(ii) of Regulation S-K.

Response	The Company supplementally advises the Staff that, at December 31, 2015, the Company’s cash, cash equivalents and investments totaled $2,399 million, of which $2,151 million (or 90%) was denominated in U.S. dollars. Substantially all of this amount was held by foreign subsidiaries with a U.S. dollar functional currency, thereby not exposing the Company to foreign currency risk. The remaining $248 million of cash, cash equivalents and investments were held by foreign subsidiaries where the functional currency is the subsidiary’s local currency and, as such, any change in foreign exchange rates from period to period relating to these foreign subsidiaries’ non-U.S. denominated amounts are recorded in the currency translation adjustment in accumulated other comprehensive income in stockholders’ equity. The Company acknowledges the Staff’s comment and in response will 1) in future quarterly Form 10-Q and annual Form 10-K filings, include disclosure regarding the amount of cash, cash equivalents and investments that are denominated in a currency other than the U.S. dollar; and 2) in future annual Form 10-K filings, provide disclosure regarding a 10% hypothetical adverse change in the fair value of its non-U.S. dollar denominated cash, cash equivalents and investments resulting from the movement of foreign exchange rates.

2. Question

In addition, please revise the section in future filings to address the following:

•    Describe the nature of your currency price risk exposure, including quantitative and qualitative descriptions of material unhedged assets, liabilities or commitments;

•    Explain how you manage the currency price risk through the use of derivatives or “natural hedges” to reduce exposures;

•    Discuss the changes in currency price risk exposures or how the exposures were managed; and

•    Discuss the impact of all known trends in currency prices or anticipated exchange rates on future reporting periods.

Response	The Company acknowledges the Staff’s comment and will, in future Form 10-Q and Form 10-K filings, more fully describe the nature of the

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May 5, 2016

Company’s currency price risk exposure and how it manages that risk in its MD&A and the footnotes to its financial statement as follows:

The Company is a global company that operates in over 35 countries and, as a result, the Company’s net sales, cost of sales, operating expenses and balance sheet amounts are significantly impacted by foreign currency exchange rate fluctuations. The Company is exposed to currency price risk on foreign currency exchange rate fluctuations when it translates its non-U.S. dollar foreign subsidiaries’ financial statements into U.S. dollars, and when any of the Company’s subsidiaries purchase or sell products or services in a currency other than its own currency.

Our principal strategy in managing exposure to changes in foreign currency exchange rates is to naturally hedge the foreign currency-denominated liabilities on our balance sheet against corresponding assets of the same currency such that any changes in liabilities due to fluctuations in foreign exchange rates are offset by changes in the corresponding foreign currency assets.

The Company does not specifically enter into any derivatives that hedge any foreign currency denominated assets, liabilities or commitments on its balance sheet other than a portion of certain third-party accounts receivable and accounts payable and the Company’s net worldwide intercompany receivables and payables which are eliminated in consolidation. The Company periodically aggregates its net worldwide balances by currency and then enters into foreign exchange contracts that mature within 90 days to hedge a portion of the remaining balance to minimize some of its currency price risk exposure. These foreign exchange contracts are not designated for hedge accounting treatment.

In addition, the Company acknowledges the Staff’s comment to discuss the impact of all known trends in currency prices or anticipated exchange rates on future reporting periods and respectfully advises the Staff that when the Company believes there will be a material effect on, or change to, currency prices or anticipated exchange rates, the Company has included disclosure regarding the potential currency exposure in its MD&A. Please see, for example, pages 22 and 26 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and pages 23 and 28 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

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May 5, 2016

Notes to Consolidated Financial Statements

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Translation of Foreign Currencies, page 50

3. Question	Please revise future filings to disclose the functional currency of your foreign operations that you determined under ASC 830-10-45.

Response	The Company acknowledges the Staff’s comment and will, in future Form 10-Q and Form 10-K filings, disclose the functional currency of foreign operations under ASC 830-10-45 as follows:

The functional currency of each of the Company’s foreign operating subsidiaries is the local currency of that particular country; except for, our subsidiaries organized in Hong Kong, Singapore and the Cayman Islands, where the underlying transactional cash flows are denominated in currencies other than the respective local currency of domicile. The Hong Kong, Singapore and Cayman Islands subsidiaries’ functional currency is the U.S. dollar, based on the respective entity’s cash flows.

Comprehensive Income, page 58

4. Question	In future filings please provide all of the disclosures required by ASC 220-10-45-14A including the accumulated balances for components of accumulated other comprehensive income either on the face of the financial statements or as a separate disclosure in the notes.

Response	The Company acknowledges the Staff’s comment and will, in future Form 10-Q and Form 10-K filings, provide additional disclosure regarding the components of accumulated other comprehensive income, which will include: unrealized gain or loss on investments; unrecognized gain or loss on retirement plans; and foreign currency translation.

Securities and Exchange Commission

May 5, 2016

Note 9 – Income Taxes, page 66

5. Question

We note your tax rate in Singapore is dependent upon the achievement of certain contractual milestones. Please address the following:

•    Describe to us the milestones that must be achieved and the dates by which you must achieve them;

•    Tell us the potential impact of your failure to achieve such milestones; and

•    Explain to us how you determined that you will meet the milestones.

Response	The Company supplementally advises the Staff that it has been awarded three tranches of Singapore tax incentives, covering each of the five-year periods beginning on April 1, 2006, 2011, and 2016, and ending on March 31, 2011, 2016, and 2021, respectively. The principal benefit realized by the Company during these periods has been, and is expected to be, the complete exemption from Singapore income tax on income earned from qualifying business activities conducted during these periods. As is customary, in order to realize this benefit, the Company must reach certain agreed upon financial and operational objectives, i.e., “milestones”, by a specified date; in most cases, the Company must also maintain those objectives through the March 31, 2021 end-date of the third tranche. These operational and financial milestones include the following types of objectives: reaching and maintaining annual revenue and business spending targets; meeting capital expenditures targets; attaining and sustaining employment targets; and the establishing of a local research and development and service center.

As of March 31, 2016, the Company had achieved and successfully maintained all of the milestones required for its first two tranches of Singapore tax incentives. For the third tranche, the Company must, by December 31, 2020, meet the required milestones and must successfully maintain those milestones through March 31, 2021. If the Company is unable to achieve the milestones by December 31, 2020 or to successfully maintain them through March 31, 2021, the Company will lose all of the Singapore tax incentive benefits from the start of the third tranche period and Singapore income tax will be assessed at the applicable statutory tax rate (presently 17%) on all of the Singapore income earned by the Company on and after April 1, 2016.

The Company believes that all of the remaining third tranche milestones are commercially reasonable financial and operational objectives that are realistically achievable (and maintainable) during the required time period.

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In addition, during that time frame, the Company will closely monitor its progress against these milestones and will seek to devote the resources necessary to achieve the required milestones.

6. Question	In future filings please disclose the aggregate dollar and per share effectsof the Singapore tax holiday. Refer to Staff Accounting Bulletin Topic 11.C.

Response	The Company acknowledges the Staff’s comment and will, in future Form 10-Q and Form 10-K filings, disclose the aggregate dollar and per share effects of the Singapore tax holiday. For the fiscal year ended December 31, 2015, the tax holiday with Singapore reduced the Company’s tax provision by $21 million, or approximately 25 cents per diluted share, which represented approximately 4% of the net income per diluted share for such year.

Note 14 – Retirement Plans, page 73

7. Question	Please revise future filings to comply with ASC 715-20-50-1(d)(5)(iv)(03) which requires a discussion of the valuation techniques and inputs and any changes in those valuation techniques or inputs used to measure the fair value of your postretirement benefit plan assets.

Response	The Company acknowledges the Staff’s comment and will, in future Form 10-K filings, include a discussion and provide additional disclosure regarding the valuation techniques and inputs associated with the Company’s postretirement benefit plan assets as follows:

1) Level 1 - The fair value of these types of investments is based on market and observable sources from daily quoted prices on nationally recognized securities exchanges.

2)      Level 2 – The fair value of the money market funds held with financial institutions is based on the net asset value of the underlying treasury bill and commercial paper, which are valued using third-party pricing services that utilize inputs such as benchmark yields, credit spreads and broker/dealer quotes to determine the value.

3)      Level 3 - Hedge Funds – The fair value of hedge funds consist of underlying investments in equity securities of U.S. companies where the hedge fund manager is targeting a particular net long or net short

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position on the underlying stock. The fair value of these funds is initially based on market and observable sources from daily quoted prices on nationally recognized securities exchanges and then adjustments are made to the net asset value of the hedge fund to account for the effects of any liquidation or redemption restrictions.

Bank and Insurance Investment Contracts – These contracts are issued by well-known, highly-rated companies. The fair value disclosed represents the present value of future cash flows under the terms of the respective contracts. Significant assumptions used to determine the fair value of these contracts include the amount and timing of future cash flows and counterparty credit risk.

There have been no changes in the above valuation techniques associated with determining the value of the plans’ assets during the period.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in responses to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please call me 508-482-2349.

Sincerely,

/s/ Eugene G. Cassis

Eugene G. Cassis

Senior Vice President and Chief Financial Officer